UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Name of applicant)

Guillermo Gonzalez Camarena, No. 2000
Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount
Senior Step-Up Notes due 2009	Up to $167,623,590 aggregate principal amount

Approximate date of proposed public offering: September 8, 2004

CT Corporation Systems
111 8th Avenue
New York, NY 10011
(Name and address of agent for service)

with copies to:
Margaret A. Gibson, P.C.
Michael D. Belsley
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

GENERAL

1. General Information.

(a)	Form of organization: Limited liability company (sociedad anonima de capital variable).

(b)	State or other sovereign power under the laws of which organized: Mexico.

2. Securities Act Exemption Applicable.

     According to the terms set forth in the Offering Circular dated September 8, 2004 and the related Letter of Transmittal and Consent (the “Exchange Offer and Consent Solicitation”), Maxcom Telecomunicaciones S.A. de C.V. (the “Company”) is offering to exchange each U.S. $1.00 principal amount of the Company’s outstanding Senior Notes due 2007 (the “Old Notes”) tendered by the holders of the Old Notes for either:

(a)	U.S. $1.00 principal amount of Senior Step-Up Notes due October 15, 2009, which shall accrue interest at the annual rate of 4.00% from the issue date through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 through October 14, 2006, 9.25% from October 15, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009 (the “New Notes”); or

(b)	0.80 of a share of our series N-1 preferred stock (the “Exchange Stock”).

     In addition to the exchange offer, the Company is also soliciting consents from holders of the Old Notes to amend certain restrictive covenants contained in the indenture governing the Old Notes (the “Old Indenture”).

     The holders of the Old Notes will not make any cash payment in the Exchange Offer and Consent Solicitation. The Company will extend the Exchange Offer and Consent Solicitation to all holders of its outstanding Old Notes and expects to consummate the exchange if holders of at least a majority in aggregate principal amount of the Old Notes, other than Old Notes held by the Company or any affiliate of the Company, consent to the proposed amendments to certain restrictive covenants contained in the Old Indenture.

     The purpose of the Exchange Offer and Consent Solicitation is to improve the Company’s leverage and capital structure, which the Company believes will allow it to access multiple opportunities for future growth.

     The Company has not and does not currently intend to sell, directly or indirectly, securities of the same class as the New Notes or the Exchange Stock at or about the same time as the Exchange Offer and Consent Solicitation.

     The Company is making the Exchange Offer and Consent Solicitation in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”), afforded by Section 3(a)(9) thereof. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of the Old Notes. To the extent solicitations are undertaken by the Company’s officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

     The Company has not retained a dealer-manager in connection with the Exchange Offer and Consent Solicitation. The Company has engaged Cicerone Capital LLC for financial advisory services in connection with the Company’s restructuring. The Company has also engaged Kirkland & Ellis LLP and Alarcon Abogados, S.C. for U.S. and Mexican legal services, respectively, in connection with the Company’s restructuring and The Bank of New York as exchange agent and Citigate Financial Intelligence as information agent in connection with the Exchange Offer and Consent Solicitation.

     All of the above-mentioned advisors, consultants and agents will receive reasonable and customary fees. None of the fee arrangements are conditioned on the success of the Exchange Offer and Consent Solicitation, and none of such advisors, consultants and agents are authorized to solicit the exchange of Old Notes in the Exchange Offer and Consent Solicitation.

AFFILIATIONS

3. Affiliates.

     The following list sets forth the affiliates of the Company and their respective percentages of voting securities as of August 31, 2004.

Controlling Shareholders

     Members of the Aguirre Gomez family, either individually or through trusts or corporations, hold 59.5% of the voting stock of the Company. The Aguirre Gomez family members include Adrian Aguirre Gomez, Maria Guadalupe Aguirre Gomez, Maria Elena Aguirre Gomez, Maria Esther Gomez de Aguirre and Maria Trinidad Aguirre Gomez.

     Affiliates of Banc of America Equity Partners (“Bank of America/Nexus”) hold 39.9% of the voting stock of the Company. Pursuant to the amended and restated Securityholders Agreement entered into among the stockholders of the Company (the “Securityholders Agreement”), four out of the nine members of the Board of Directors of the Company are selected from among nominees proposed by Bank of America/Nexus. Also, pursuant to the Securityholders Agreement, the Company is required to deliver to certain significant stockholders (including the Aguirre Gomez family and Bank of America/Nexus) financial statements and other information reasonably requested by such stockholders. In addition, the Securityholders Agreement contains provisions regarding, among other things, approval of key matters (which requires the affirmative vote of both Bank of America/Nexus and the Board of Directors, including the approval of at least one director designated by Bank of America/Nexus), restrictions on transfers of securities, rights of first offer, participation rights and rights and obligations with respect to public offerings.

Subsidiaries

Corporativo en Telecomunicaciones, S.A. de C.V. (wholly-owned subsidiary of the Company).

Maxcom Servicios Administrativos, S.A. de C.V. (wholly-owned subsidiary of the Company).

Maxcom USA, Inc. (wholly-owned subsidiary of the Company).

Other Affiliates (companies under common control with the Company): None.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

     The following table sets forth the name and office of all directors and executive officers of the Company as of August 31, 2004. The address of each director and executive officer is c/o Maxcom Telecomunicaciones, S.A. de C.V., Guillermo Gonzalez Camarena, No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210.

Name	Position
Adrián Aguirre Gómez	Series A and A1 Director and Chairman of the Board
Manuel Rubiralta Diaz	Series A and A-1 Director
María Elena Aguirre Gómez	Series A and A-1 Director
Marco Provencio Muñoz	Series A and A-1 Director
Rodrigo Guerra Botello	Series A and A-1 Director
Roberto Chute	Series B and B-1 Director
Jacques Gliksberg	Series B and B-1 Director
Marco Viola	Series B and B-1 Director
Martín Molina	Series B and B-1 Director
René Sagastuy	President and Chief Executive Officer
José Antonio Solbes	Chief Financial Officer
Ricardo Arévalo Ruiz	Chief Operating and Information Technology Officer
Carlos Castro Paniagua	Vice-President, Human Resources

5. Principal Owners of Voting Securities.

     The following table sets forth, as of August 31, 2004, the security ownership of each person who was known by the Company to beneficially own 10% or more of the voting securities of the Company.

Col. A			Col. D
Name and Complete	Col. B	Col. C	Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
Aguirre Gómez family(1)	Series A Shares	1,276,428	59.5%
(Guillermo Gonzalez Camarena	Series A-1 Shares	6,088,896
2000, Centro Cd. Santa Fe,	Series B Shares	1,226,373
01210, Mexico City)
Bank of America/Nexus(2)	Series B-1 Shares	5,755,634	39.9%
(231, South La Salle, 12, Chicago, IL 60601)

1.	The shares of Maxcom controlled by the Aguirre Gómez family are held individually or through trusts or corporations.

2.	The shares of Maxcom controlled by Banc of America Equity Partners are held through (i) Nexus-Maxcom Holdings I, LLC, (ii) BASCFC-Maxcom Holdings I, LLC and (iii) BAS Capital Funding Corporation.

     The following table presents the voting security ownership interest of each person, to the extent known to the Company, who will beneficially own 10% or more of the voting securities of the Company after giving effect to the consummation of (i) the Exchange Offer and Consent Solicitation (assuming all the Old Notes held by Bank of America/Nexus are exchanged for Exchange Stock and all remaining Old Notes are exchanged for New Notes in the exchange offer) and (ii) the proposed capital restructuring of the Company (assuming that (a) 1,226,373 of the Company’s Series B shares held by the Aguirre Gómez family are exchanged on a one-for-one basis for Series A shares, (b) 4,333,741 of the Company’s Series N-1 shares held by Bank of America/Nexus and certain other investors are exchanged on a one-for-one basis for Series B-1 shares and (c) 2,005,843 of the Company’s Series N shares held by the Aguirre Gómez family are exchanged on a one-for-one basis for Series A).

Col. A			Col. D
Name and Complete	Col. B	Col. C	Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
Aguirre Gómez family(1)	Series A Shares	4,508,644	51.0%
(Guillermo Gonzalez Camarena	Series A-1 Shares	6,088,896
2000, Centro Cd. Santa Fe, 01210, Mexico City)
Bank of America/Nexus(2)	Series B-1 Shares	10,089,375	48.6%
(231, South La Salle, 12, Chicago, IL 60601)

1.	The shares of Maxcom controlled by the Aguirre Gómez family are held individually or through trusts or corporations.

2.	The shares of Maxcom controlled by Banc of America Equity Partners are held through (i) Nexus-Maxcom Holdings I, LLC, (ii) BASCFC-Maxcom Holdings I, LLC and (iii) BAS Capital Funding Corporation.

UNDERWRITERS

6. Underwriters.

(a)	Persons acting as underwriters within the last three years: None

(b)	The Company has not, and will not, engage any underwriter in connection with the Exchange Offer and Consent Solicitation.

CAPITAL SECURITIES

7. Capitalization.

(a)	Authorized class of securities of the Company as of August 31, 2004:

Col. A.	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding
Series A Shares	1,276,428	1,276,428
Series A-1 Shares	6,088,896	6,088,896
Series B Shares	1,226,373	1,226,373
Series B-1 Shares	5,848,209	5,848,209
Series N Shares	38,378,503	12,337,513
Series N-1 Shares	122,468,441	122,468,441
Series N-2 Shares	26,867,820	26,867,820
13-3/4% Series B Senior Notes due 2007	U.S. $300,000,000	U.S. $11,590,000
Senior Notes due 2007	U.S. $175,000,000	U.S. $167,623,590

(b)	The holders of series A stock, series A-1 preferred stock, series B stock and series B-1 preferred stock are be entitled to vote on all matters submitted to a vote of the shareholders, with each share of series A stock, series A-1 preferred stock, series B stock and series B-1 preferred stock being entitled to one vote. Holders of series N stock do not have voting rights. Holders of series N-l and N-2 preferred stock have limited voting rights related to the preservation of their economic, conversion and liquidation preference rights of such securities.

The series N-2 shares are deposited in a limited purpose trust, pursuant to which the trustee, who is the holder of record, is instructed by the Company to waive the pre-emptive rights available to the N-2 shareholders under Mexican law if the Company determines that the extension of the pre-emptive rights to the N-2 shareholders is not in the best interest of the Company.

Outstanding Options and Warrants as of August 31, 2004.

     As of August 31, 2004, we had options and warrants outstanding for the purchase of up to 26,040,990 series N shares. Each option entitles the holder to purchase one series N share. The following table presents information concerning the stock options and warrants authorized and outstanding:

			Percentage of
Name of option holder	Number of options	Exercise price per share	options vested
Nissho Iwai American Corporation	337,472	U.S.$8.70	100%
CT Global Telecommunications, Inc. (operating services)	1,105,779	3.06	100
Bachow & Associates, Inc. (strategic assistance services)	442,312	3.06	100
Amsterdam Pacific LLC	24,426	8.70	100
1998-2000 Executive Stock Option Plan	575,000	8.70 to 12.50	46.0
2001-2003 Executive Stock Option Plan	17,657,064	0.50	51.1
UBS Warburg LLC	89,244	0.01	100
Donaldson, Lufkin & Jenrette Securities Corporation	22,312	0.01	100
Predecessor old notes warrantholders	764,938	0.01	100
Gian Carlo Pecchioni	10,000	0.01	100
Adrián Aguirre	3,626,959	0.49	52.0
Signing bonus reserve for new officers	246,215	0.01	0
BAS Capital Funding Corporation (management services)	249,781	0.01	100
LA Strategic Capital Partners II (management services)	27,754	0.01	100
Bachow & Associates, Inc. (management services)	277,535	0.01	100
Directors and committee members compensation	584,199	0.01	68.5
Total	26,040,990

Authorized classes of securities upon implementation of proposed capital restructuring

     The following table presents the authorized classes of securities of the Company after giving effect to the consummation of (i) the Exchange Offer and Consent Solicitation (assuming all the Old Notes held by Bank of America/Nexus are exchanged for Exchange Stock and all remaining Old Notes are exchanged for New Notes in the exchange offer) and (ii) the proposed capital restructuring of the Company (assuming that (a) 1,226,373 of the Company’s Series B shares held by the Aguirre Gómez family are exchanged on a one-for-one basis for Series A shares, (b) 4,333,741 of the Company’s Series N-1 shares held by Bank of America/Nexus and certain other investors are exchanged on a one-for-one basis for Series B-1 shares and (c) 2,005,843 of the Company’s Series N shares held by the Aguirre Gómez family are exchanged on a one-for-one basis for Series A).

Col. A.	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding
Series A Shares	4,508,644	4,508,644
Series A-1 Shares	6,088,896	6,088,896
Series B-1 Shares	10,181,950	10,181,950
Series N Shares	36,372,660	10,331,670
Series N-1 Shares	219,245,038	219,245,038
Series N-2 Shares	26,867,820	26,867,820
13-3/4% Series B Senior Notes due 2007	U.S. $300,000,000	U.S. $11,590,000
Old Notes	U.S. $175,000,000	—
New Notes	U.S. $167,623,590	U.S. $41,235,668

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

     The New Notes will be issued pursuant to an Indenture to be entered into between the Company, as issuer, Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V. and Maxcom USA, Inc., as guarantors, and The Bank of New York, as trustee (the “New Indenture”). The following is an analysis of the New Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended:

A.	Events of default; withholding of notice of default (sections 6.01 and 7.05) .

Pursuant to the New Indenture, an “Event of Default” occurs if:

(a) the Company defaults in the payment when due of interest or any additional amounts on the New Notes paid by the Company as a result of a gross-up to offset the effect of applicable withholding taxes, and such default continues for a period of 30 days;

(b) the Company defaults in the payment when due of principal of or premium, if any, on the New Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to all holders to purchase the New Notes in the event of an asset disposition by the Company or upon certain other events, including certain mergers, consolidations, sales of all or substantially all of the assets of the Company or payments of liquidation preferences on the preferred shares) or otherwise;

(c) the Company fails to comply with certain provisions restricting its ability to consolidate with or merge with or into, or convey, transfer or lease, all or substantially all its assets to, any person;

(d) the Company fails to comply with certain provisions of the Indenture relating to (i) the Company’s obligation to offer to repurchase the New Notes in the event of an asset disposition by the Company or upon in certain other events, including certain mergers, consolidations, sales of all or substantially all of the assets of the Company or payments of liquidation preferences on the preferred shares (other than a failure to purchase New Notes), (ii) certain restrictions on the Company’s ability to make certain payments, (iii) certain restrictions on the ability of the Company’s subsidiaries to pay dividends or make other distributions on their capital stock, (iv) certain restrictions on the Company’s ability to incur indebtedness, (v) certain restrictions on the Company’s ability to sell assets (other than a failure to purchase New Notes), (vi) the Company’s obligations to make certain periodic disclosures to the Note holders, including the notification of the existence of an event of default, (vii) certain restrictions on the Company’s ability to enter into transactions with its affiliates, (viii) certain restrictions on the

Company’s ability to permit liens on its property, (ix) the Company’s restriction to enter into any business other than the telecommunications business, (x) certain restrictions on the Company’s ability to sell or issue any capital stock of its subsidiaries, (xi) the Company’s obligations to cause future subsidiaries to become guarantors of the New Notes or (xii) the Company’s obligation to make a gross-up to offset the effect of any applicable withholding taxes, for 30 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding voting as a single class;

(e) the Company fails to observe or perform any other covenant, representation, warranty or other agreement in the New Indenture or the New Notes for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding voting as a single class;

(f) a default occurs under any material mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or its subsidiaries, resulting in the acceleration of such indebtedness;

(g) the Company or its subsidiaries do not discharge material judgments or decrees for the payment of money for more than 60 consecutive days;

(h) the Company or its subsidiaries are subject to certain events of bankruptcy or insolvency;

(i) the guarantee of the New Notes ceases to be in full force and effect.

Except in the case of a default in payment on the New Notes, the trustee may withhold notices of default if the board of directors, the executive committee or a trust committee of directors or officers of the trustee in good faith determines that the withholding of such notice is in the interest of the holders of the New Notes.

B.	Authentication and delivery; application of proceeds (section 2.02).

Pursuant to the New Indenture, the trustee shall authenticate up to U.S. $167,623,590 in aggregate principal amount of the New Notes, upon written order of the Company. The trustee may appoint an authenticating agent acceptable to the Company to authenticate the New Notes.

A New Note shall not be valid until authenticated by the manual signature of the trustee, and the signature shall be conclusive evidence that the New Note was authenticated under the New Indenture. Each New Note shall be dated the date of its authentication. The New Notes will also be signed by an officer of the Company.

There will be no proceeds from the issuance of the New Notes.

The trustee will act as custodian of the Global Note.

C.	Release or release and substitution of property subject to the lien of the New Indenture.

The New Notes are not secured by any assets of the Company.

D.	Satisfaction and discharge of the New Indenture (section 11.01).

The New Indenture will be discharged and will cease to be of further effect as to all New Notes, when:

(i) either (1) all New Notes have been delivered to the trustee for cancellation; or (2) all New Notes that have not been delivered to the trustee for cancellation have become due and payable and the Company has deposited with the trustee cash sufficient to pay and discharge the entire indebtedness on the New Notes not delivered to the trustee for cancellation;

(ii) no default or event of default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any guarantor is a party or by which the Company or any guarantor is bound;

(iii) the Company has paid all sums payable by it under the New Indenture; and

(iv) the Company or any guarantor has delivered irrevocable instructions to the trustee under the New Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

E.	The evidence required to be furnished by the Company to the trustee as to compliance with the conditions and covenants provided for in the New Indenture (section 4.04).

The Company has the obligation to deliver to the trustee, every year, an officers’ certificate stating that a review of the activities of the Company and its subsidiaries has been made with a view to determining whether the Company has fulfilled its obligations under the New Indenture and that the Company is in compliance with all the conditions and covenants under the New Indenture.

The year-end financial statements shall be accompanied by a written statement of the Company’s independent public accountants that in making the examination for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated the provisions of the New Indenture.

The Company shall deliver to the Trustee prompt notice upon becoming aware of any default or event of default and what action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors.

     Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V. and Maxcom USA, Inc., the Company’s wholly-owned subsidiaries, will unconditionally guarantee the New Notes. The mailing address for each of such entities is c/o Maxcom Telecomunicaciones, S.A. de C.V., Guillermo Gonzalez Camarena, No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210.

CONTENTS OF APPLICATION FOR QUALIFICATION.

This application for qualification comprises:

(a)	Pages numbered 1 to 12, consecutively;

(b)	The statement of eligibility and qualification of The Bank of New York, as trustee, on Form T-1 under the indenture to be qualified; and

(c)	The following attached exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee.

Exhibit T3A	Not applicable (Under Mexican law, the charter and the by-laws of the Company consist of the same document).

Exhibit T3B	By-Laws (incorporated by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2002 (filed on June 30, 2003)).

Exhibit T3C	Copy of the Indenture to be qualified.

Exhibit T3D	Not applicable

Exhibit T3E.1	Offering Circular dated September 8, 2004.

Exhibit T3E.2	Letter of Transmittal and Consent dated September 8, 2004.

Exhibit T3E.3	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated September 8, 2004.

Exhibit T3E.4	Letter to Clients dated September 8, 2004

Exhibit T3E.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

Exhibit T3E.6	Form of Consent dated September 8, 2004

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Maxcom Telecomunicaciones, S.A. de C.V., a corporation organized and existing under the laws of Mexico, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Chicago and State of Illinois on the 8th day of September, 2004.

(SEAL)	MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/José Antonio Solbes
José Antonio Solbes
Chief Financial Officer

Attest:

By:	/s/ Gonzalo Alarcón I.
Gonzalo Alarcón I.
General Counsel

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)

THE BANK OF NEW YORK

(Exact name of trustee as specified in its charter)

New York (State of incorporation if not a U.S. national bank)	13-5160382 (I.R.S. employer identification no.)

One Wall Street, New York, N.Y. (Address of principal executive offices)	10286 (Zip code)

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of obligor as specified in its charter)

(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Guillermo Gonzalez Camarena, No. 2000 Colonia Centro de Ciudad Santa Fe, Mexico, D.F. (Address of principal executive offices)	01210 (Zip code)

Senior Step-Up Notes due 2009
(Title of the indenture securities)

1.	General information. Furnish the following information as to the Trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Superintendent of Banks of the State of New York	2 Rector Street, New York, N.Y. 10006, and Albany, N.Y. 12203

Federal Reserve Bank of New York	33 Liberty Plaza, New York, N.Y. 10045

Federal Deposit Insurance Corporation	Washington, D.C. 20429

New York Clearing House Association	New York, New York 10005

(b)	Whether it is authorized to exercise corporate trust powers.

Yes

2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.	A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

4.	A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

6.	The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

     Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 2nd day of September, 2004.

THE BANK OF NEW YORK
By:	/s/ ROBERT A. MASSIMILLO
	Name:	ROBERT A. MASSIMILLO
	Title:	VICE PRESIDENT

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK

of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business June 30, 2004, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

Dollar Amounts
In Thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$2,954,963
Interest-bearing balances	10,036,895
Securities:
Held-to-maturity securities	1,437,899
Available-for-sale securities	20,505,806
Federal funds sold and securities purchased under agreements to resell
Federal funds sold in domestic offices	5,482,900
Securities purchased under agreements to resell	838,105
Loans and lease financing receivables:
Loans and leases held for sale	48,034
Loans and leases, net of unearned income	38,299,913
LESS: Allowance for loan and lease losses	594,926
Loans and leases, net of unearned income and allowance	37,704,987
Trading Assets	2,986,727
Premises and fixed assets (including capitalized leases)	957,249
Other real estate owned	374
Investments in unconsolidated subsidiaries and associated companies	246,280
Customers’ liability to this bank on acceptances outstanding	251,948
Intangible assets Goodwill	2,699,812
Other intangible assets	755,311
Other assets	7,629,093

Total assets	$94,536,383

Dollar Amounts
In Thousands
LIABILITIES
Deposits:
In domestic offices	$36,481,716
Noninterest-bearing	15,636,690
Interest-bearing	20,845,026
In foreign offices, Edge and Agreement subsidiaries, and IBFs	25,163,274
Noninterest-bearing	413,981
Interest-bearing	24,749,293
Federal funds purchased and securities sold under agreements to repurchase
Federal funds purchased in domestic offices	898,340
Securities sold under agreements to repurchase	721,016
Trading liabilities	2,377,862
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	10,475,320
Not applicable
Bank’s liability on acceptances executed and outstanding	254,569
Subordinated notes and debentures	2,422,807
Other liabilities	7,321,226

Total liabilities	$86,116,130

Minority interest in consolidated subsidiaries	139,967
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,135,284
Surplus	2,082,308
Retained earnings	5,118,989
Accumulated other comprehensive income	(56,295)
Other equity capital components	0

Total equity capital	8,280,286

Total liabilities, minority interest, and equity capital	$94,536,383

     I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Thomas J. Mastro,
Senior Vice President and Comptroller

     We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Thomas A. Renyi	}
Gerald L. Hassell	}	Directors
Alan R. Griffith	}